FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of June 2006


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)










NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR NEW ZEALAND

26 June 2006

COLT Telecom Group plc and COLT Telecom Group S.A. - Court sanction of Scheme of Arrangement and publication of Supplementary Prospectus

Scheme of Arrangement

The Board of Directors of COLT is pleased to announce that earlier today the Court sanctioned the Scheme to establish COLT Telecom Group S.A. as the holding company of COLT and confirmed the reductions of capital and share premium involved therein. Under the Scheme, COLT Shareholders are entitled to one COLT S.A. Scheme Share for every three COLT Shares held at the Scheme Record Time.

The Scheme will become effective upon the Court Order sanctioning the Scheme being delivered to the Registrar of Companies in England and Wales for registration. Subject to the satisfaction of certain other outstanding conditions, the Scheme Effective Date is expected to be 30 June 2006. A further announcement will be made when the Scheme has become effective.

Listing and dealings in COLT Shares on the London Stock Exchange are expected to be suspended, at COLT's request, as of 7.30 a.m. (London time) on 30 June 2006. Dealings in COLT S.A. Shares on the London Stock Exchange are expected to commence at 8 a.m. on 3 July 2006, at which time the listing of existing COLT Shares will be cancelled.

Supplementary Prospectus

Today COLT Telecom Group S.A. published a Supplementary Prospectus describing
(i) the Offer Price of 177 pence per Open Offer Share as determined by Deutsche Bank and Morgan Stanley and (ii) total number of Open Offer Shares, being 171,993,027.

Capitalised terms in this announcement have the same meaning as in the Prospectus published by COLT Telecom Group S.A. on 5 May 2006.

Issued by: COLT Telecom Group plc, registered in England and Wales No. 3232904 (Registered Office: Beaufort House, 15 St. Botolph Street, London EC3A 7QN) and COLT Telecom Group S.A., incorporated and registered in Luxembourg, No. R.C.S. Luxembourg B115679 (Registered Office: Kansallis House, Place de l'Etoile, L-1479 Luxembourg)

Enquiries

COLT Investor Relations
Luke Glass                                    +44 20 7390 3681
                                              luke.glass@colt.net
COLT Corporate Communications
Gill Maclean                                  +44 20 7863 5314
                                              gill.maclean@colt.net

The availability of the Scheme and Open Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

Deutsche Bank AG and Morgan Stanley & Co. International Limited are acting for COLT and COLT S.A. in connection with the Scheme and the sale of the Open Offer Shares and for no one else, and will not be responsible to anyone other than COLT and COLT S.A. for providing the protections afforded to their clients nor for providing advice in relation to the Scheme and the sale of the Open Offer Shares, or any matter referred to herein.

This announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any securities in any jurisdiction. The COLT S.A. Scheme Shares and Open Offer Shares will only be distributed to eligible COLT Shareholders. The COLT S.A. Scheme Shares and Open Offer Shares have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under the securities laws of any state, district or other jurisdiction of the United States, Australia, Canada, Japan or New Zealand and no regulatory clearances in respect of the registration of COLT S.A. Scheme Shares and Open Offer Shares have been, or will be, applied for in any jurisdiction (other than as set out in the following sentence). In the United States, the COLT S.A. Scheme Shares will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof.

This is not an advertisement in the course of investment business.




                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 26 June 2006                             COLT Telecom Group plc



                                               By: ___Caroline Griffin Pain___


                                               Caroline Griffin Pain
                                               Company Secretary